Filed by Kimco Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Weingarten Realty Investors
Registration No.: 333-256587
Date: July 30, 2021

The following communication is being filed in connection with the proposed merger of Kimco Realty Corporation and Weingarten Realty Investors.

The below transcript excerpts are from Kimco Realty Corporation’s Quarterly Earnings Call held on July 29, 2021.

CORPORATE PARTICIPANTS
David F. Bujnicki
Senior Vice President-Investor Relations & Strategy, Kimco Realty Corp.

Conor C. Flynn
Chief Executive Officer & Director, Kimco Realty Corp.

Ross Cooper
President & Chief Investment Officer, Kimco Realty Corp.

Glenn Gary Cohen
Chief Financial Officer, Treasurer & Executive Vice President, Kimco Realty Corp.

Kathleen Thayer
Vice President-Corporate Accounting, Kimco Realty Corp.

Dave Jamieson
Chief Operating Officer, Kimco Realty Corp.

OTHER PARTICIPANTS
Craig Schmidt
Analyst, BofA Securities, Inc.

Juan C. Sanabria
Analyst, BMO Capital Markets

Richard Hill
Analyst, Morgan Stanley & Co. LLC

Michael Goldsmith
Analyst, UBS Securities LLC

Katy McConnell
Analyst, Citigroup Global Markets, Inc.

Greg McGinniss
Analyst, Scotia Capital (USA), Inc.

Caitlin Burrows
Analyst, Goldman Sachs & Co. LLC

Alexander Goldfarb
Analyst, Piper Sandler & Co.

Wes Golladay
Analyst, Robert W. Baird & Co., Inc.

Haendel St. Juste
Analyst, Mizuho Securities USA LLC

Floris van Dijkum
Analyst, Compass Point Research & Trading LLC

Michael W. Mueller
Analyst, JPMorgan Securities LLC

Chris Lucas
Analyst, Capital One Securities, Inc.

Linda Tsai
Analyst, Jefferies LLC

Operator:

Good day and welcome to the Kimco Realty Second Quarter 2021 Earnings Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today's presentation there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Dave Bujnicki. Please go ahead.

[. . .]

Conor C. Flynn

Chief Executive Officer & Director, Kimco Realty Corp.

Good morning and thanks for joining us. Today, I'll focus my remarks on our operating results, the supply and demand dynamics surrounding those results, the strategic direction we are taking the organization, and the powerful position Kimco will have upon the closing of our merger with Weingarten. Ross will then provide some perspective on the transaction market, and Glenn will provide additional financial insight on the quarter along with our updated guidance.

[. . .]

On the strategic front, the completion of our accretive merger with Weingarten is fast approaching and ahead of schedule. The shareholder votes are scheduled for August 3 and subject to customary closing conditions, the closing should occur shortly thereafter. With Weingarten's portfolio combined with Kimco's, following the merger we will be even more confident in our ability to drive significant and sustained value from this concentrated platform of open-air, grocery-anchored and mixed-use assets in the leading MSAs across the country.

Touching further on the power of the merger, the combined company will continue to focus on operating a dynamic and well diversified portfolio in these markets but with greater scale, resources, and embedded opportunities. We expect that the complementary business operations will allow us to extract annualized cost efficiencies while deleveraging our balance sheet. I think it is important to reiterate the scale and reach we will have with our targeted first-ring suburbs of core markets across the Sun Belt.

Together we'll have approximately 550 open-air, grocery-anchored shopping centers and mixed-use assets comprising more than 100 million square feet of gross leasable area. At closing, approximately 82% of the company's total annual base rent will be derived from strategic Sun Belt growth markets and high barrier to entry top coastal markets.

The combined platform will also have a highly diversified strong credit tenant base with the top 10 tenants all essential, industry leading grocers, and best in class retailers with no single tenant representing more than 4% of ABR. And given that we're not completely out of the pandemic woods yet with the reality and threat of new strains, we believe the combined portfolio, strong balance sheet, and battle tested team puts us in an even better position to withstand any disruptions to the ongoing recovery.

Looking beyond the closing, the Weingarten portfolio brings a largely funded and derisked development pipeline and presents vast potential in the form of embedded, untapped redevelopment from which we believe we can extract incremental value. [audio gap] (00:07:50) combination will result in enhanced financial strength with the flexibility and resources to efficiently capitalize on the value creation opportunities ahead. While we won't be quantifying the impact until after the transaction is closed, we are highly energized by the opportunities in front of us to maximize value for shareholders.

In closing, our team is motivated and executing. As we look forward, our ability to create value will be enhanced in the coming years by our last-mile fulfillment opportunities with high-growth, high-quality, open-air, grocery-anchored shopping centers and mixed-use properties that will enable us to realize substantial operating benefits.

With that, I will turn the call over to Ross.

[. . .]

Glenn Gary Cohen

Chief Financial Officer, Treasurer & Executive Vice President, Kimco Realty Corp.

[. . .]

Turning to the balance sheet. At the end of the second quarter, consolidated net debt to EBITDA was 6.3 times. On a look through basis including pro rata share of JV debt and pro rata – and preferred stock outstanding, the metric was 7.1 times. These metrics are better than the pre-pandemic levels at the end of 2019.

From a liquidity standpoint, we ended the second quarter with over $230 million of cash and full availability on our $2-billion revolving credit facility. We will be using cash on hand and a portion of the revolver to fund the cash component of the Weingarten merger consideration and transaction costs. In addition, our Albertsons marketable security investment was valued at close to $800 million at the end of June and there are no plans to monetize any portion of this investment during 2021.

During the second quarter, we repaid $120 million of mortgage debt unencumbering an additional 23 assets. We have no consolidated debt maturing for the balance of the year, and our next bond maturity is not until November of 2022. Our weighted average consolidated debt maturity profile stands at 10.7 years, one of the longest in the REIT industry. As for JV debt, we have only $53 million maturing for the remainder of the year with refinancing alternatives already identified.

With respect to outlook for the balance of the year, based on our first half 2021 operating results and expectations that include ongoing improvement in credit loss and same-site NOI growth, we are again raising our NAREIT FFO per share guidance range to $1.29 to $1.33 from the previous range of $1.22 to $1.26.

This new range is presented on a standalone basis and does not incorporate any impact of the pending merger with Weingarten other than the $3.2 million or $0.01 per diluted share of merger related charges incurred during the second quarter 2021. Assuming the merger is completed during the third quarter as anticipated, we will provide updated guidance on a combined basis on our next earnings call.

Lastly, with respect to our common dividend, shortly after the merger is completed, the board of directors expect to declare a regular quarterly cash dividend which will be payable during the third quarter. And now, we'll be ready to take your questions.

David F. Bujnicki

Senior Vice President-Investor Relations & Strategy, Kimco Realty Corp.

We've been advised to keep this call focused on Kimco's second quarter results and the outlook as a standalone company. More information will be forthcoming once this transaction closes which we anticipate will be shortly after the completion of the respective meetings of stockholders, which is on August 3.

In terms of the Q&A, we want to make this an efficient process. You may ask a question with an additional follow-up. If you have additional questions, you're more than welcome to rejoin the queue. Tom, you could take the first caller.

[. . .]

Floris van Dijkum

Analyst, Compass Point Research & Trading LLC

Thanks, guys. A quick – I guess, a follow-up question on – in terms of cap rates. I understand there's big institutional portfolio from Bentall Kennedy. I think it's just trading or about to trade, $800 million price tag, sub-5.5 cap rates from market sources. As you look at – obviously, Weingarten you're buying at a higher cap rates. Do you think there's the disconnect between private and public real estate? Can you maybe give us some comments on that? Also what kind of implied cap rates are you valuing The Rim transaction at?

And maybe you mentioned something else about JVs. Obviously, you know your JV assets better than others. As you look forward, is there an opportunity to buy out JV stakes in your portfolio and for that matter in the Weingarten portfolio, which has I think something like 39 or 31 or somewhere in that neighborhood of JV assets, and if you can comment on that? And do you have provisions in there whether you have the right of first offer in your JVs typically?

Ross Cooper

President & Chief Investment Officer, Kimco Realty Corp.

Sure. I'm happy to address some of that. And I'm going to kind of keep it at a high level rather than comment directly on the Weingarten specific questions. But there's no doubt that we think that there's still a disconnect between public and private pricing. When we look at NAVs of ourselves and some other peers versus, like you said, some of the transactions that are happening in the low-5s and we're also starting to see them dipping into the high-4s. There is still very much a spread between those two.

But the BentallGreenOak portfolio, very high-quality, grocery-anchored products and was not surprising to see a very strong demand and many bidders and multiple rounds of bidding before that deal was ultimately awarded. And I think we're going to continue to see more of that.

In terms of partnership buyouts, I mean that is something that we have taken advantage of in the past. Oftentimes, it's difficult to model or forecast or predict when those opportunities present themselves. All of our partners have different investment horizons and reasons for why they may look to exit, but we do stay ready. We stay in very close communication with our partners and we have a pretty good sense as to when they may look to exit or what might trigger that. And as I mentioned in the prepared remarks, we do think that there's going to be some of that in the relatively near future.

And as it relates to our ability to have sort of a right of first offer, right of first refusal, there's no doubt that for these assets that we're managing and that we're operating day in and day out, we are the logical buyer. We can move quicker than any other third party can given the fact that we know the assets inside and out. So, typically, it's a win-win if it's an asset that we view as a long-term hold and for one reason or another our partner is looking to exit. It's a great chance for us to buy out the remainder and for our partners to have a very smooth and quick execution. So, again, we'll see more of that as time goes on over the next year or so.

[. . .]

Michael W. Mueller

Analyst, JPMorgan Securities LLC

Yeah. Hi. Just a quick one on guidance. So, it looks like ex the Weingarten charge, the midpoint of guidance went up around $0.08. I'm assuming about $0.02 of that is tied to the prior period collections. But can you walk through the major components of that increase?

Glenn Gary Cohen

Chief Financial Officer, Treasurer & Executive Vice President, Kimco Realty Corp.

Sure, Mike. The bulk of it really is coming from just the improvement in credit loss. That's really – that is really the driver. So, we had credit loss built in in our guidance all along. Credit loss in total including the impact on straight-line rents for the quarter was about $800,000 versus what we had in budgeting. So, the bulk of it really is coming from credit loss improvement. That's the driver.

[. . .]

Safe Harbor Statement

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Kimco Realty Corporation (“KIM”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding KIM and Weingarten Realty Investors (“WRI”), include, but are not limited to, statements related to the anticipated acquisition of WRI and the anticipated timing and benefits thereof; KIM’s expected financing for the transaction; KIM’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: KIM’s and WRI’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of WRI and KIM management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities related to the proposed transaction; the risk of shareholder litigation in connection with the proposed transaction, including any resulting expense or delay; the risk that WRI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; KIM’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to any further announcements regarding the proposed transaction or the consummation of the acquisition on the market price of KIM’s common stock or WRI’s common shares; the possibility that, if KIM does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of KIM’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to KIM; KIM’s ability to raise capital by selling its assets;  changes in governmental laws and regulations and management’s ability to estimate the impact of such changes; the level and volatility of interest rates and management’s ability to estimate the impact thereof; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); the availability of suitable acquisition, disposition, development and redevelopment opportunities, and risks related to acquisitions not performing in accordance with our expectations; valuation and risks related to KIM’s joint venture and preferred equity investments; valuation of marketable securities and other investments, including the shares of Albertsons Companies Inc. common stock held by KIM; increases in operating costs; changes in the dividend policy for KIM’s common and preferred stock and KIM’s ability to pay dividends; the reduction in KIM’s income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center; impairment charges; unanticipated changes in KIM’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; and other risks and uncertainties affecting KIM and WRI, including those described from time to time under the caption “Risk Factors” and elsewhere in KIM’s and WRI’s Securities and Exchange Commission (“SEC”) filings and reports, including KIM’s Annual Report on Form 10-K for the year ended December 31, 2020, WRI’s Annual Report on Form 10-K for the year ended December 31, 2020, and subsequent filings and reports by either company.  Moreover, other risks and uncertainties of which KIM or WRI are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by KIM or WRI on their respective websites or otherwise.  Neither KIM nor WRI undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed Merger, KIM has filed with the SEC a registration statement on Form S-4 to register the shares of KIM common stock to be issued in connection with the Merger, which was declared effective by the SEC on June 25, 2021.  The registration statement includes a joint proxy statement/prospectus which was sent to the common stockholders of KIM and the shareholders of WRI seeking their approval of their respective transaction-related proposals. KIM and WRI also plan to file other documents with the SEC with respect to the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT KIM, WRI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from KIM at its website, www.kimcorealty.com, or from WRI at its website, www.weingarten.com.  Documents filed with the SEC by KIM will be available free of charge by accessing KIM’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to KIM at IR@kimcorealty.com or 500 North Broadway Suite 201, Jericho, New York 11753, telephone: (866) 831-4297, and documents filed with the SEC by WRI will be available free of charge by accessing WRI’s website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to WRI at ir@weingarten.com or 2600 Citadel Plaza Drive, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

KIM and WRI and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of KIM and the shareholders of WRI in respect of the proposed transaction under the rules of the SEC.  Information about KIM’s directors and executive officers is available in KIM’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about WRI’s directors and executive officers is available in WRI’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available.  Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from KIM or WRI using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.